

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 23, 2007

Mr. Clay C. Williams
Senior Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
10000 Richmond Avenue
Houston, Texas 77042-4200

Re: National Oilwell Varco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006
and September 30, 2006
Filed May 9, 2006, August 4, 2006 and November 3, 2006
Response Letter Dated January 12, 2007
File No. 1-12317

Dear Mr. Williams:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates

1.   We note your response to prior comment 3 in our letter dated December 27, 2006. You appear to imply that many of the policies and estimates that you discuss in your filing are not material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters and/or that the impact of the estimates and assumptions on financial condition or operating performance is not material. As such, you should re-evaluate which estimates are, in fact, critical and limit your discussions to critical policies and estimates.

        For those policies and estimates that you do deem to be material, we reissue our prior comment 3. We caution you that a sensitivity analysis is not the only required disclosure, and that sensitivity analyses and other disclosure must be based on outcomes that are reasonably likely to occur and would have a material effect. For example, if your revenue recognition policies have, in the past, resulted in estimates that have required material subsequent adjustments, or if you deem such adjustments to be reasonably likely to occur in the future, then it is inappropriate to provide a sensitivity analysis that presents the impact of an immaterial 1% change in gross profits. We again refer you to the guidance at FRC 501.14.

        Please amend your filing accordingly.

Supplemental Pro Forma Comparison, page 40

2.   We note your response to prior comment 4 in our letter dated December 27, 2006, and we are not able to agree with your approach, as follows:

        (a) We do not agree that disclosure of this information in a Form 8-K is appropriate.

        (b) We believe that amending your 2005 Form 10-K and first quarter 2006 Form 10-Q is necessary to avoid investor confusion.

        (c) It is not appropriate to call your disclosure "pro forma comparison" or to refer to combined results as "pro forma results" or to refer to "pro forma" adjustments. The information you disclose in Appendix A of your response consists of non-GAAP measures, which should not be confused with pro forma information required under GAAP, specifically Rule 11 of Regulation

S-X and SFAS 141. As such, please rename your non-GAAP measures to "adjusted results" or a similar term, in your chart and throughout your filing, where applicable.

(d) If any of your adjustments do not relate directly to the Varco acquisition, you should specifically state so. For example, it is not clear whether your insurance litigation settlement and your Rig Technology costs were related to the acquisition. If not, it is inappropriate to preface the chart by stating that it adjusts for acquisition-related items.

(e) Presentation of non-GAAP measures must be accompanied by the qualitative disclosure required by Item 10 of Regulation S-K.

Amend your Form 10-K for the year ended December 31, 2005, as well as your Form 10-Q for the quarter ended March 31, 2006, accordingly. We would also expect you to comply with all other applicable comments from our letter dated December 27, 2006, and this letter in your amendments. We agree that amending Forms 10-Q for the quarters ended June 30, 2006, and September 30, 2006, does not appear to be necessary.

Form 10-Q for the Quarters ended March 31, June 30, and September 30, 2006

Exhibits

3. We have considered your response to prior comment 9 in our letter of December 27, 2006. We do not agree with your conclusions. The exhibit table in Regulation S-K Item 601 identifies exhibits, such as your articles of incorporation, that should be filed or incorporated by reference with each report. Please include this information in your amended Form 10-Q and in subsequent future filings.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief